UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

InfoSpace, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

45678T201 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

James F. Voelker
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization:

United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

1,705,500*†
7. Sole Dispositive Power

0
8. Shared Dispositive Power

1,705,500*†

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,705,500†
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)

5.1%‡
12.	Type of Reporting Person

IN

*	Under applicable community property laws, Mr. Voelker may be deemed to share voting power and dispositive power with his wife, Patricia J. Voelker.
†	All shares of the issuer’s common stock beneficially owned by Mr. Voelker are held subject to unexercised stock options that are currently exercisable or will become exercisable within 60 days of the date of this filing. Mr. Voelker will not have the right to vote or dispose of any such shares of the issuer’s common stock unless, and until such time as, he exercises the stock options relating to such shares.
‡	In computing the percentage of the issuer’s shares of common stock beneficially owned by Mr. Voelker, shares of common stock subject to unexercised stock options held by Mr. Voelker that are currently exercisable or will become exercisable within 60 days of the date of this filing are deemed outstanding. The calculation is based on 31,490,013 shares of the issuer’s common stock outstanding as of March 14, 2007, as set forth in the issuer’s Schedule 14A filed with the SEC on March 19, 2007, plus the shares of common stock deemed beneficially owned by Mr. Voelker as of the date of this filing.

Page 2 of 5 pages

Item 1.	(a)	Name of Issuer:

InfoSpace, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

601 108th Avenue NE, Suite 1200, Bellevue, WA 98004

Item 2.	(a)	Name of Person Filing:

James F. Voelker

	(b)	Address of Principal Business Office or, if none, Residence:

601 108th Avenue NE, Suite 1200, Bellevue, WA 98004

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, par value $.0001 per share

	(e)	CUSIP Number:

45678T201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Page 3 of 5 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

1,705,500†

(b) Percent of class:

5.1%‡

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

1,705,500*†

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

1,705,500*†

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

*	Under applicable community property laws, Mr. Voelker may be deemed to share voting power and dispositive power with his wife, Patricia J. Voelker.
†	All shares of the issuer’s common stock beneficially owned by Mr. Voelker are held subject to unexercised stock options that are currently exercisable or will become exercisable within 60 days of the date of this filing are deemed outstanding. Mr. Voelker will not have the right to vote or dispose of any such shares of the issuer’s common stock unless, and until such time as, he exercises the stock options relating to such shares.
‡	In computing the percentage of the issuer’s shares of common stock beneficially owned by Mr. Voelker, shares of common stock subject to unexercised stock options held by Mr. Voelker that are currently exercisable or will become exercisable within 60 days of the date of this filing are deemed outstanding. The calculation is based on 31,490,013 shares of the issuer’s common stock outstanding as of March 14, 2007, as set forth in the issuer’s Schedule 14A filed with the SEC on March 19, 2007, plus the shares of common stock deemed beneficially owned by Mr. Voelker as of the date of this filing.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

March 29, 2007
Date

/s/ James F. Voelker
Signature

James F. Voelker
Name/Title

Page 5 of 5 pages